July 9, 2013

VIA EDGAR

Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

RE:         Merisel, Inc.

Schedule 13E-3 filed June 21, 2013

Amendment No. 1 to Schedule 13E-3 filed June 26, 2013

Filed by Merisel, Inc., Saints Capital Granite, LLC, Merisel Saints Newco, Inc. and Saints Capital Granite, L.P.

File No. 5-40042

Dear Ms. Chalk:

We have received your comments with respect to the above-referenced filings that were set forth in a letter dated July 2, 2013. The remainder of this letter contains the text of your comments followed by our corresponding responses on behalf of both Merisel, Inc. (“Merisel” or “MSEL”) and Saints Capital Granite, L.P. and its affiliated Filing Persons (collectively, “Saints”). Capitalized terms used herein and not defined have the meanings given them in the Schedule 13E-3, as amended. We are simultaneously filing Amendment No. 2 to the Schedule 13E-3 (“Amendment No. 2”) in order to address certain of your comments, as further described below.

Purposes of the Merger

1.	On page 1, you state that Saint reserves the right not to proceed with the merger at any time. Briefly describe the conditions or circumstances which would cause Saints to abandon the merger.

RESPONSE:   Saints may not proceed with the merger in the event of changes in the national or world economy or financial markets as a whole or changes in general economic conditions that affect the industries in which MSEL conducts its business, if such changes or conditions adversely affect MSEL, taken as a whole, in a materially disproportionate manner relative to other similarly situated participants in the industries or markets in which MSEL operates.  Saints may also be unwilling to proceed with the transaction if there is a significant delay in closing the short-form merger or if there is a substantial increase in the costs associated with the transaction, whether as a result of litigation or otherwise, if Saints determines such delay or increased costs render the transaction undesirable from a financial, investment performance or economic perspective. Amendment No. 2 includes this clarifying disclosure.

Christina Chalk

Securities and Exchange Commission

July 9, 2013

Special Factors – Purposes, Alternatives, Reasons and Effects of the Merger

2.

Generally, when both the target company in a merger and an acquirer or multiple acquirers are each filing persons on a Schedule 13E-3, the reasons for the transaction and the alternatives considered will vary based on the different perspectives of the acquirer and the target company and will therefore be addressed separately. You have not done so. Please revise, or confirm that each factor listed and the analysis of each factor is the same for both acquirers and Merisel.

RESPONSE: Both Saints and Merisel confirm that the reasons for the transaction and alternatives considered are the same for both parties. Page 3 of the Schedule 13E-3 states that “each Filing Person believes that the proposed merger is both substantively and procedurally fair to the unaffiliated stockholders of MSEL, based on the following factors….” That disclosure was intended to convey that the reasons for the transaction and the alternatives considered were the same for each Filing Person.

Factors Considered in Determining Fairness

3.

The factors listed in Instruction 2 to Item 1014 are generally relevant to the fairness of the consideration to be offered in a going private transaction. To the extent that any particular factor is not relevant in the context of your transaction, this may itself be important information for shareholders. Please revise to address each Instruction 2 factor, or to explain why any single factor was not considered or was considered but given little weight in the context of this transaction. Factors which are currently not addressed in your disclosure include net book value, going concern value, liquidation value and prices paid in previous purchases (to the extent applicable).

RESPONSE: We direct the Staff’s attention to the following disclosure from page 14 of the Schedule 13E-3, which we believe addresses net book value, going concern value and liquidation value:

“The Filing Persons did not consider any implied liquidation value when determining the Merger Price because it was not contemplated that MSEL be liquidated whether or not the merger was completed. Moreover, a liquidation value analysis does not take into account any value that may be attributed to a company’s ability to attract new business. The Filing Persons did not consider net book value, which is an accounting concept, as a factor because they believed that net book value is not a material indicator of the value of MSEL as a going concern but rather is indicative of historical costs (and does not, for example, take into account the future prospects of MSEL, market trends and conditions or business risks inherent in a competitive market) and therefore, in their view, is not a relevant measure in the determination as to the fairness of the merger.

Christina Chalk

Securities and Exchange Commission

July 9, 2013

While the Filing Persons do not believe there is a single method of determining going concern value, the Filing Persons believe that the financial analyses evaluated and considered in their totality (and as discussed herein) are reflective of MSEL’s going concern value.”

The Filing Persons also note that while they did not consider book value a material indicator of the value of MSEL, they were aware that book value as of December 31, 2012 and as of March 31, 2013 were negative ($1.39 and $1.67, respectively), and as a result, would have supported a price of $0 per share.

4.	In the third bullet point in this section, you state that the “current price quoted on OTC pink does not represent the fair value of the Shares.” Disclose the referenced price and the relevant date.

RESPONSE: The price quoted for MSEL common stock from June 18, 2013 to June 21, 2013 (the date the Schedule 13E-3 was initially filed) was $0.26 per share. Amendment No. 2 discloses this price and the relevant dates.

5.	Disclose the prior price offered by Saints in 2012 but later withdrawn, and how the Filing Persons considered this prior offer if higher than the current $0.17 per share price.

RESPONSE: In November 2011 Saints offered a price of $1.35 per Share for the Shares it did not own, which offer was withdrawn in February 2012. The Filing Persons did not consider this price as they believe MSEL’s value has materially diminished since then, as reflected in its negative stockholders’ equity, net losses and cash used in operations for the year ended December 31, 2012 and three months ended March 31, 2013. Also, as disclosed in MSEL’s Form 10-K for the year ended December 31, 2012, MSEL lost two sales representatives in 2012 who accounted for $6.0 million in sales for 2011 and sales to such representatives’ customers in 2012 were down by 80.2% from 2011. Also as previously disclosed, Hurricane Sandy left more than three feet of water in MSEL’s New Jersey production facility and, while work was farmed out to other facilities so no deliveries were missed, the costs and management diversion caused by Hurricane Sandy were substantial. In addition, very significant dilution has resulted from the issuance and sale of the Convertible Notes, which, in turn, has materially decreased per share value of the MSEL common stock. Amendment No. 2 has been revised to include this disclosure.

Christina Chalk

Securities and Exchange Commission

July 9, 2013

Reports, Opinions, Appraisals and Negotiations

6.	Provide further details about the “certain balance sheet items” updated by the Special Committee which resulted in a decrease in the per share valuation.

RESPONSE: The balance sheet items that were updated by the Special Committee consisted of accrued interest for the Convertible Notes and accrued dividends for the Series A Redeemable Preferred Stock.  The Special Committee had previously used accrued interest and dividends as of March 31, 2013 for the purpose of calculating equity value per share.  The update included accruals through May 31, 2013. The additional accrued interest and dividends increased net debt and by extension reduced the equity value and equity value per share.

7.

The disclosure here mentions a preliminary and an updated financial analysis conducted by the financial advisor. If the financial advisor provided any other materials, including “board books” to any Filing Person, such materials must be filed as exhibits to the Schedule 13E-3 and summarized in considerable detail in the disclosure document. Please revise or advise.

RESPONSE: Except for ordinary course communications with the Special Committee, we confirm that no materials were provided by the Valuation Services Firm, CoveView Advisors LLC (“CoveView”), to the Filing Persons other than two prior drafts of the valuation letter and supplemental information thereto (“Valuation Letter”)  (or portions thereof), summarizing the company valuation performed by CoveView which drafts were substantially similar to, reflected in, and ultimately superseded by, the final Valuation Letter included as Exhibit (c)(1) to the Schedule 13E-3. Specifically, each iterative draft of the Valuation Letter was additive and neither removed any material item nor materially modified any item previously included in the Valuation Letter. The reference to a preliminary financial analysis refers only to the oral delivery of the valuation prior to the delivery of the written analysis filed with the Schedule 13E-3.

8.

In your response letter, tell us whether the supplemental information included with Exhibit (c)(1) was mailed to shareholders with the disclosure document. We note that the analysis found there is considerably more detailed than the information in the Schedule 13E-3. You must include a detailed summary of the analyses performed by CoveView Advisors in the document that is disseminated to shareholders of Merisel.

RESPONSE: While this information was not initially mailed to stockholders, the materials filed as Exhibit (c)(1), as well as the supplemental information described in our response to Comment 9 below, will be mailed to stockholders, with the cover letter filed as Exhibit (a)(3) to Amendment No. 2, which letter also includes other material updates made in response to your comments.

Christina Chalk

Securities and Exchange Commission

July 9, 2013

Certain Projections

9.

See our last comment above. The projected financial information provided to the financial advisor must be included in the disclosure document. In addition, you must provide narrative disclosure of the underlying assumptions and limitations on the projections.

RESPONSE: The financial tables containing MSEL’s projections that were provided to CoveView are included as Exhibit (c)(2) with Amendment No. 2 and will be mailed to stockholders.  In addition, Amendment No. 2 includes a narrative disclosure of the assumptions and limitations underlying the projections.  This narrative will also be included with the materials mailed to stockholders.  The projections, as well as the underlying assumptions and limitations, were provided to, and discussed with, CoveView.

Schedule I – Directors and Executive Officer of the Filing Persons

10.

Refer to the last sentence on this page. Explain why this statement regarding the ownership interest of a Filing Person (Saints) is qualified by the language “[t]o the knowledge of the Filing Persons.” Since Saints is a Filing Person, why is this disclaimer needed?

RESPONSE: We have revised the disclosure on Schedule I to eliminate this statement.

11.	See the last comment above. Similar language appears on the next page of the appendix in several places. Please revise.

RESPONSE: We have revised the disclosure on Schedule I to eliminate this statement.

In order to inform MSEL stockholders of the material changes to the disclosure in Amendment No. 2, as mentioned above, we plan to send stockholders the letter filed as Exhibit (a)(3) with Amendment No. 2, the CoveView presentation previously filed as Exhibit (c)(1), and the MSEL projections filed as Exhibit (c)(2) with Amendment No. 2. To provide stockholders with time to review the new information, as indicated in the letter, we will move the earliest possible closing date to the date that is ten business days after the first date these supplemental materials are mailed to MSEL stockholders.

Attached to this letter is the requested written acknowledgement from each Filing Person.

[Remainder of Page Intentionally Left Blank.]

Christina Chalk

Securities and Exchange Commission

July 9, 2013

We hope you will find this letter responsive to your comments. If you have questions regarding our responses, please contact Tom Twedt at (202) 776-2941 or David Pentlow at (212) 592-1481.

Sincerely,

Herrick, Feinstein LLP	Dow Lohnes, PLLC

/S/ David A. Pentlow	/s/ Thomas D. Twedt
David A. Pentlow	Thomas D. Twedt

ACKNOWLEDGEMENT

In connection with responding to your comments with respect to the Schedule 13E-3 filed on June 21, 2013 and Amendment No. 1 to Schedule 13E-3 filed on June 26, 2013 (together, the “Filings”), in each case filed by Merisel, Inc., Saints Capital Granite, LLC, Merisel Saints Newco, Inc. and Saints Capital Granite, L.P. that were set forth in a letter dated July 2, 2013, each of the undersigned acknowledge that:

●	each of the undersigned is responsible for the adequacy and accuracy of the disclosure in the Filings and any amendments or supplements to the Filings;
●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the Filings, as amended or supplemented; and
●	each of the undersigned may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

MERISEL SAINTS NEWCO, INC.,
a Delaware corporation

By:	/s/ Kenneth B. Sawyer
Name:	Kenneth B. Sawyer
Title:	President

SAINTS CAPITAL GRANITE, L.P.

By:	SAINTS CAPITAL GRANITE, LLC,
a Delaware limited liability company, its general partner

By:	/s/ Kenneth B. Sawyer
Name:	Kenneth B. Sawyer
Title:	Managing Member

SAINTS CAPITAL GRANITE, LLC,
a Delaware limited liability company

By:	/s/ Kenneth B. Sawyer
Name:	Kenneth B. Sawyer
Title:	Managing Member

ACKNOWLEDGEMENT

In connection with the response to the comments set forth in your letter, dated July 2, 2013, with respect to the Schedule 13E-3 filed on June 21, 2013 and Amendment No. 1 to Schedule 13E-3 filed on June 26, 2013 (collectively, the “Filings”), in each case, by Merisel, Inc. (“MSEL”), Saints Capital Granite, LLC, Merisel Saints Newco, Inc. and Saints Capital Granite, L.P. that were set forth in a letter dated July 2, 2013, each of the undersigned acknowledge that:

●	MSEL is responsible for the adequacy and accuracy of the disclosure in the Filings and any amendments or supplements to the Filings;
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the Filings, as amended or supplemented; and
●	MSEL may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

MERISEL, INC.,
a Delaware corporation

By:	/s/ Terry A. Tevis
Name:	Terry A. Tevis
Title:	Chief Executive Officer and President